Exhibit 21.1

Subsidiaries

Company Name	State of Incorporation
Mayor’s Jewelers of Florida, Inc.	Delaware
JBM Retail Company, Inc.	Florida
JBM Venture Company, Inc.	Delaware	Owns 1% of Exclusive Diamonds
Mayor’s Jewelers Intellectual Property Holding Company	Delaware
Jan Bell Marketing/Puerto Rico, Inc.	Puerto Rico
Exclusive Diamonds International Ltd.	Israel
Regal Diamonds International (T.A.) Ltd.	Israel